March 5, 2008
VIA EDGAR FILING
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Request for Withdrawal U.S. Global Accolade Funds CIK #: 0000902042 Accession Number: 0000902042-06-000032 Form Type: 485A POS Filing Date: August 23, 2006
To Whom It May Concern:
Pursuant to Rule 477 under the Securities Act of 1933, U.S. Global Accolade Funds (the “Trust”) requests that Post-Effective Amendment No. 32 to Form N-1A for the U.S. Global Accolade Funds India Region Fund be withdrawn. The Trust has determined not to offer the fund at this time. The registration statement was never declared effective and no securities were sold in connection with the offering.
Please feel free to contact me if you have any questions.
Sincerely,
/s/ Frank E. Holmes
Frank E. Holmes
President
U.S. Global Accolade Funds